Exhibit 8.2

10 West Broad Street, Suite 1700
Columbus, Ohio 43215-3713
Tel 614.469.0001
Crowe Chizek and Company LLC	Fax 614.365.2222
Member Horwath International	www.crowechizek.com

December 20, 2007

Board of Directors

Century Bank

1640 Snow Road

Parma, Ohio 44134

Re:	Maryland Corporate Income Tax, Ohio Franchise Tax and Ohio Personal Income Tax Consequences Relating to the Proposed Conversion of Century Bank from a Federal Mutual Savings Association to a Federal Stock Savings Association and the Concurrent Acquisition of 100% of the Stock of Such Association by Century Commercial Bancorp, Inc., a Newly-Formed Maryland Holding Company.

Gentlemen:

Pursuant to your request, our opinion concerning state income / business franchise tax consequences for the States of Ohio and Maryland, and Ohio personal income tax consequences of the proposed conversion of Century Bank (the “Association”) from a federal mutual savings association to a federal stock savings association (the “Stock Association”) and the concurrent acquisition of 100% of the stock of Association by Century Commercial Bancorp, Inc., a newly-formed corporation chartered in Maryland but operating exclusively within Ohio (the “Holding Company”), is set forth below. This series of transactions shall collectively be referred to as the “Conversion.”

We have not considered any non-income state tax, or federal income tax consequences, and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any non-income state tax or federal tax issues. We also express no opinion on nontax issues such as corporate law or securities law matters. We express no opinion other than that as stated above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

STATEMENT OF FACTS

The facts and circumstances surrounding the Conversion are described at length in the Plan of Conversion adopted by the Board of Directors on November 27, 2007. The related assumptions and representations of the Association regarding the Conversion are documented in the federal tax opinion letter dated December 20, 2007, as provided by Silver, Freedman & Taff, LLP.

Board of Directors

December 20, 2007

In rendering our opinion, we have relied upon the representations, assumptions and opinions set forth in this federal tax opinion letter in formulating the basis for our opinions set forth herein. We have assumed that these facts are complete and accurate and have not independently audited or verified any of these facts or assumptions. We have also assumed, for the purposes of our opinion that Association, Stock Association and Holding Company operate exclusively within Ohio and carry on no activities in any other state that would result in taxable nexus.

Pursuant to the Plan of Conversion, the Association will, through a series of transactions, convert from a federally-chartered mutual savings association to a federally-chartered capital stock savings association, which authorizes the issuance of capital stock. Thus, Association will be converted into Stock Association in this process. Also, pursuant to the Plan of Conversion, the Holding Company will offer its common stock (“Common Stock”) to depositors of the Stock Association and members of the public in a subscription and community offering. The Holding Company will transfer at least fifty percent of the offering proceeds that it receives in the offering to the Stock Association in exchange for 100% of the Stock Association’s newly-issued common stock. As a result, the Stock Association will become a wholly-owned subsidiary of the Holding Company.

Based on the opinion of Silver, Freedman & Taff, LLP, as presented in their letter dated December 20, 2007, for purposes of this opinion, the following federal tax consequences will result from the Conversion:

1)	The Conversion will constitute a reorganization within the meaning of Section 368(a)(l)(F) of the Internal Revenue Code of 1986, as amended (“IRC”). Neither Association nor Stock Association will recognize any taxable gain or loss as a result of the Conversion.

2)	Stock Association will recognize no taxable gain or loss upon the receipt of money and other property, if any, in the Conversion, in exchange for its shares. [IRC Section 1032(a)]

3)	No taxable gain or loss will be recognized by Holding Company upon the receipt of money for Holding Company Common Stock. [IRC Section 1032(a)]

4)	No taxable gain or loss will be recognized by Association’s depositors upon the constructive issuance to them of withdrawable deposit accounts in Stock Association in the same dollar amount and under the same terms as their deposit accounts in Association.

5)	No taxable gain or loss will be recognized by Association’s depositors upon their receipt of an interest in the liquidation account of Stock Association in exchange for their deemed mutual ownership interest in Association.

6)	Association’s depositors may recognize taxable gain upon the issuance to them of stock subscription rights to purchase Common Stock, but only to the extent those rights are found to have any value upon their issuance to the depositors.

Board of Directors

December 20, 2007

OHIO CORPORATE FRANCHISE TAX LAW & ANALYSIS

The following summaries explain the application of the Ohio corporate franchise tax to both financial institution taxpayers and taxpayers other than financial institutions. These summaries are based upon an analysis of applicable sections of the Ohio Revised Code (“ORC”).

1)	For Ohio franchise tax purposes, the definition of a financial institution includes a federal savings association or federal savings bank that is chartered under 12 U.S.C. 1464, and a savings and loan association, savings bank, or other banking institution that is incorporated or organized under the laws of any state [ORC section 5733.04(K); ORC section 5725.01(A)(2), (3)].

2)	The Ohio franchise tax liability of a financial institution is calculated based upon the net worth of the institution as of the beginning of the annual accounting period that includes the first day of January [ORC section 5733.05(A); ORC section 5733.056(B)].

3)	The Ohio franchise tax liability of a corporation, other than a financial institution, is the greater of: 1) a tax calculated by reference to the separate federal taxable income of that corporation; or 2) a tax calculated based upon the net worth of the corporation as of the beginning of the annual accounting period that includes the first day of January [ORC section 5733.05(B), (C)].

4)	Financial institutions, financial holding companies and bank holding companies are expressly exempt from the Ohio commercial activity tax [ORC section 5751.01 (E)(3), (E)(5), (E)(6)].

MARYLAND CORPORATE INCOME TAX LAW & ANALYSIS

The following summaries explain the application of the Maryland corporate income tax to corporate taxpayers. These summaries are based upon an analysis of applicable sections of the Annotated Code of Maryland, 1957 (“ACM”).

1)	The Maryland income tax liability of a corporation is calculated by reference to the separate federal taxable income of that corporation [ACM Section 10-304(1)].

2)	A corporation subject to Maryland income tax apportions its tax liability to Maryland based upon the level of business conducted by the corporation within Maryland [ACM Section 10-402 (a), (b), (c)].

Board of Directors

December 20, 2007

OHIO INDIVIDUAL INCOME TAX LAW & ANALYSIS

The following summary explains the application of the Ohio personal income tax on individual Ohio residents.

1)	The income tax liability of an individual subject to the Ohio income tax on personal income is calculated by reference to the federal Adjusted Gross Income of that individual, as modified by Ohio’s specific additions and subtractions [ORC section 5747.02(A); ORC section 5747.01(A)].

TAX OPINION

Based upon the above facts and summaries and the opinions provided in the federal tax opinion letter dated December 20, 2007, as provided by Silver, Freedman & Taff, LLP., we are of the opinion that:

1)	No taxable gain or loss will be recognized for Ohio franchise tax purposes by the Association or the Stock Association from any of the steps in the Conversion described above because neither the Association nor the Stock Association pay any Ohio franchise tax based upon taxable income. No opinion is expressed as to the impact of the Conversion on the net worth of the Stock Association that may serve as the basis for calculating its Ohio franchise tax in tax years following the year in which the Conversion is executed.

2)	No taxable gain or loss will be recognized for Ohio franchise tax purposes by the Holding Company from any of the steps in the Conversion described above because, based upon the opinion of Silver, Freedman & Taff, LLP., none of these steps will result in the recognition of gain or loss for federal income tax purposes. No opinion is expressed as to the impact of the Plan of Conversion on the net worth of the Holding Company that may serve as the basis for calculating the Ohio franchise tax on net worth in tax years following the year in which the Conversion is executed.

3)	No taxable gain or loss will be recognized for Maryland corporate income tax purposes by the Holding Company from any of the steps Conversion described above because, based upon the opinion of Silver, Freedman & Taff, LLP., none of these steps will result in the recognition of gain or loss for federal income tax purposes.

4)	No taxable gain or loss will be recognized for Ohio personal income tax purposes by the Association’s depositors upon the issuance to them of withdrawable deposit accounts in the Stock Association plus interests in the liquidation account of the Stock Association in exchange for their deposit accounts in the Association because, based upon the opinion of Silver, Freedman & Taff, LLP., no gain or loss will be recognized for federal income tax purposes as a result of these transactions.

Board of Directors

December 20, 2007

5)	Taxable gain or loss will be recognized for Ohio personal income tax purposes by Association’s depositors upon the distribution to them of the nontransferable subscription rights to purchase shares of Common Stock, but only to the extent that taxable gain or loss from the distribution of these rights is recognized for federal income tax purposes. Based upon the opinion of Silver, Freedman & Taff, LLP., taxable gain from the distribution of these rights will only be recognized for federal income tax purposes if the rights are found to have any value. Silver, Freedman & Taff, LLP. has stated in their federal income tax opinion that it is more likely than not that the nontransferable subscription rights to purchase Common Stock have no value and, accordingly, no taxable gain or loss will be recognized by Association’s depositors for federal income tax purposes upon the distribution to them of these rights.

In their opinion dated December 20, 2007, Silver, Freedman & Taff, LLP. states that if the subscriptions rights are subsequently found to have a fair market value, taxable income may be recognized for federal income tax purposes by the Holding Company and/or the Stock Association on the distribution of these rights. In this event, taxable income would result for Ohio franchise tax purposes to the Holding Company because the federal taxable income of Holding Company serves as the basis for measuring the Ohio corporate franchise tax. However, no Maryland income tax liability would result to the Holding Company because the Holding Company conducts no business in Maryland and therefore does not apportion any taxable income to Maryland. Any federal taxable income recognized by the Stock Association would not result in any additional Ohio franchise tax liability because the federal taxable income of the Stock Association does not serve as the basis for measuring its Ohio corporate franchise tax.

LIMITATIONS ON OPINION

Our opinion expressed herein is based solely upon our interpretation of the Ohio Revised Code, the Annotated Code of Maryland and other legal authorities currently in effect as of the date of this letter, all of which are subject to change. If there is a change, including a change having retroactive effect, in the Ohio Revised Code or the Annotated Code of Maryland, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

Further, no opinion is expressed as to the tax treatment of the transaction under the provisions of any of the other sections of the Ohio Revised Code or Annotated Code of Maryland, which may also be applicable thereto, or as to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinions set forth above.

The opinions expressed herein are not binding on the Ohio Department of Taxation or the Comptroller of Maryland and there can be no assurance that these state taxing justifications will not take a position contrary to any of the opinions expressed herein.

Board of Directors

December 20, 2007

The opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinions expressed herein reflect what we regard to be the material state income tax effects to the Association, the Stock Association, the Holding Company and the Association’s depositors of the Conversion as described herein; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this opinion.

Our opinion is as of December 20, 2007, the date of this letter, and we have no responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

We consent to the filing of this opinion letter as an exhibit to the Registration Statement on Form S-l (“Registration Statement”) of the Holding Company filed with the Securities and Exchange Commission with respect to the Conversion, and as an exhibit to the Notice of Intent to Convert to Stock Form (“Notice”) filed with the FDIC with respect to the conversion, as applicable. We also hereby consent to the references to this firm in the prospectus which is a part of the Registration Statement and the Notice.

Except to the extent expressly permitted hereby, this letter may not be quoted in whole or in part or otherwise referred to in any documents or delivered to any other person or entity without the prior written consent of this firm. Any such authorized party receiving a copy of this letter must consult and rely upon the advice of its own counsel, accountant, or other adviser.

Respectfully submitted,

Crowe, Chizek and Company LLC